Exhibit 99.2

SAG Holdings Limited Announces Closing of Initial Public Offering

SINGAPORE, October 24, 2024 (GlobeNewswire) — SAG Holdings Limited (“SAG Holdings” or the “Company”), (Nasdaq: SAG), a Singapore-based provider of high-quality Original Equipment Manufacturer (“OEM”), third-party branded and in-house branded replacement parts for motor vehicles and non-vehicle combustion engines, announced today the closing of its initial public offering (the “Offering”) of 875,000 ordinary shares at a price of $8.00 per share to the public, for a total of US$7,000,000 of gross proceeds to the Company, before deducting underwriting discounts and other offering expenses.

The ordinary shares began trading on the Nasdaq Capital Market on October 23, 2024, under the symbol “SAG.”

Wilson-Davis & Co., Inc. is the lead underwriter of the Offering. TroyGould PC is acting as U.S. counsel to the Company.

The Offering was conducted pursuant to the Company’s registration statement on Form F-1, as amended (File No. 333-267771) relating to the Offering, which was filed with the Securities and Exchange Commission (the “SEC”) and was declared effective by the SEC on September 30, 2024. The Offering was made by means of a prospectus, forming part of the registration statement. Copies of the final prospectus related to the Offering may be obtained, when available, from Wilson-Davis & Co., Inc., 236 South Main Street, Salt Lake City, UT 84101, or by email at syndicate@wdco.com, or by telephone at (801) 532-1313. In addition, a copy of the final prospectus relating to the Offering may be obtained via the SEC’s website at www.sec.gov.

This press release has been prepared for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About SAG Holdings

SAG Holdings is a leading Singapore-based distributor dedicated to supplying high-quality spare parts across a wide range of industries.

On-Highway Division: We provide an extensive range of genuine OEM and aftermarket parts for passenger vehicles, trucks, and buses. Our offerings include parts from manufacturers’ brands, trusted third-party labels, and our in-house brands.

Off-Highway Division: Catering to industries like construction, marine, power generation, mining, and transportation, we offer specialized spare parts focusing on filtration systems, lubricants, batteries, and internal combustion engine components.

Our unwavering commitment to quality ensures customers experience maximum uptime, enhanced performance, and reduced total cost of ownership throughout the lifecycle of their machines. For more information, visit https://www.sag.sg.

Safe Harbor Statement

Statements in this press release about future expectations, plans and prospects, as well as any other statements regarding matters that are not historical facts, may constitute “forward-looking statements” within the meaning of The Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements relating to the expected trading commencement and closing dates. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including: the uncertainties related to market conditions and the completion of the public offering on the anticipated terms or at all, and other factors discussed in the “Risk Factors” section of the preliminary prospectus filed with the SEC. Any forward-looking statements contained in this press release speak only as of the date hereof, and SAG Holdings Limited specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by law.

Investor Relations Contact:

Matthew Abenante, IRC

President

Strategic Investor Relations, LLC

Tel: 347-947-2093

Email: matthew@strategic-ir.com